Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas 40th Floor New York, New York 10019-6022 o: 212.999.5800 f: 212.999.5899
April 16, 2021
VIA EDGAR AND SECURE FILE TRANSFER
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549-3720

Attn:	Alexandra Barone
Jan Woo
Kathleen Collins
Melissa Kindelan

Re:	KnowBe4, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 12, 2021
File No. 333-254518
Ladies and Gentlemen:
On behalf of our client, KnowBe4, Inc. (the “Company”), we submit this letter in response to the comments contained in the letter dated April 14, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities Exchange Commission relating to the above referenced Registration Statement on Amendment No. 1 to Form S-1 as filed by the Company on April 12, 2021 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and a revised Form S-1 (“Amendment No. 2”). For the Staff’s reference, we have included both a clean copy of Amendment No. 2 and a copy marked to show all changes from the version filed on April 12, 2021.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2.
Amendment No. 1 to Form S-1 Filed on April 12, 2021
Summary Historical Consolidated Financial Data, page 14
1.Please revise the pro forma current assets and total assets to reflect the $3.1 million aggregate proceeds received in connection with the exercise of option shares and ensure that your pro forma stockholders' deficit is appropriately revised. In this regard, based on the pro forma adjustments described here and in your Capitalization table, it appears that pro forma stockholders' equity should be ($7,159). Similarly, it appears that your pro forma net tangible book value should be revised to
AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO
SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

U.S. Securities and Exchange Commission
April 16, 2021

($55.9). Also ensure that any adjustments to your pro forma information are reflected in pro forma, as adjusted disclosures, if necessary.
In response to the Staff's comment, the Company has revised the disclosures on page 14 of the Registration Statement to reflect the $3.1 million aggregate proceeds within current and total assets and has revised the disclosures on page 58 of the Registration Statement to reflect ($55.9) million of pro forma net tangible book value.

Further, the Company respectfully advises the Staff that it has performed the calculation of pro forma stockholder's deficit as outlined in the table below (amounts shown in thousands).

Capitalization Second Bullet Reference	12/31/2020 Actual Stockholder's Deficit	$(3,159)
(i)	Pro Forma Impact of Capital Stock Conversion	—
(ii)	Pro Forma Impact of Class B Reclassification	—
(iv)	Pro Forma Impact of Liquidity RSU comp expense	—
(v)	Pro Forma Impact of Liquidity RSU issuance	—
(vi)	Pro Forma Impact of Withholding on Liquidity RSU's	(7,080)
(vii)	Pro Forma Impact of Option Share proceeds	3,133
	12/31/20 Pro Forma Stockholder's Deficit	$(7,106)

The Company notes that the impact of pro forma adjustments (i), (ii), (iv) and (v), as outlined in the second bullet point on page 55, have a net zero impact on stockholder's deficit while pro forma adjustment (iii) does not have any impact on stockholder's deficit and is, therefore, not reflected in the above table. As such, in response to the Staff’s comment, the Company has revised the disclosures on page 14 of the Registration Statement to reflect pro forma stockholder's equity of ($7,106) million.
Capitalization, page 55
2.Please address the following as it relates to your Capitalization disclosures:
•Revise the second bullet point on page 55 to refer to the conversion of 2,640,171 shares of Class B common stock that will be converted into Class A common stock by your selling shareholders. In this regard, the amount as currently disclosed includes 178,381 RSU shares that are already included in the Class A shares outstanding.
•Revise the number of pro forma Class B shares as disclosed in the table to include the exercise of 1,324,360 option shares. In this regard, the total pro forma Class B shares should be 157,767,960.
In response to the Staff’s comment, the Company has revised the disclosures on pages 55 and 56 of the Registration Statement.

U.S. Securities and Exchange Commission
April 16, 2021

General
3.To the extent you continue to include Free Cash Flow Margins in your graphics, please revise to also disclose the comparable GAAP measure with equal or greater prominence and also include a discussion of what this measure is intended to represent and how it is useful to investors. Refer to Item 10(e)(1)(A) and (C) of Regulation S-K.
In response to the Staff’s comment, the Company has revised the graphic on the cover of the Registration Statement.

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If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at (212) 497-7736 or mbaier@wsgr.com.

/s/ Megan J. Baier
Megan J. Baier
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Sjoerd Sjouwerman, KnowBe4, Inc.
Shrikrishna Venkataraman, KnowBe4, Inc.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Mark Bettencourt, Goodwin Procter LLP
Joseph Theis, Jr., Goodwin Procter LLP
Jesse Nevarez, Goodwin Procter LLP